UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 26, 2005

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

15 Adam Street

London, England WC2N 6LA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Total Pages: 20

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1. Press release entitled “Positive outlook after slower quarter”, dated October 26, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: October 26, 2005	By:	/s/ Paul Chambers
Paul Chambers
Company Secretary

Item 1

Smith & Nephew plc	T 44 (0) 207 401 7646
15 Adam Street	F 44 (0) 207 960 2350
London WC2N 6LA	www.smith-nephew.com
England

Positive outlook after slower quarter

26 October 2005

Smith & Nephew plc (LSE: SN, NYSE: SNN), the global medical technology business, announced today its results for the third quarter ended 1 October 2005.

Q3 Highlights

•	Group revenue up 10%* to £341m

•	Orthopaedics revenue up 15%*, US up 16%*

•	Endoscopy revenue up 8%*

•	Wound Management revenue up 3%*

•	Trading profit up 11%, margin achieved of 19%

•	EPSA up 10%** to 5.41p

•	BSN Medical realisation underway

•	Decision to exit DERMAGRAFTà

•	Dollar reporting in 2006

Commenting on the third quarter and the outlook for the year, Sir Christopher O’Donnell, Chief Executive of Smith & Nephew, said:

“Although our growth in revenue and profits slowed slightly in the third quarter, Orthopaedics continued to grow at a market leading rate. We are confirming our guidance of EPSA growth for the year of 12% – 13% as our businesses continue to introduce outstanding new products and to invest in their sales channels.

We have decided to exit DERMAGRAFTà and related products and are announcing this to affected employees today, and have therefore brought the timing of this announcement forward. The decision to exit DERMAGRAFTà, along with that to realise our investment in BSN Medical, will improve the growth profile of the Group. Additionally we are looking to align our reporting currency with the main trading currency of our business and accordingly are moving to US dollar reporting in 2006.”

News

A presentation and conference call for analysts to discuss the company’s third quarter results will be held at 12.00 noon BST / 7.00am EST tomorrow, Thursday 27 October. The conference call will be broadcast live on the web and will be available on demand shortly following the close of the meeting at http://www.smith-nephew.com/Q305. If interested parties are unable to connect to the web, a listen-only service is available by calling 020 7365 1834 in the UK or 718 354 1158 in the US. Analysts should contact Julie Allen on +44 (0) 20 7960 2254 or by email at julie.allen@smith-nephew.com for conference call details.

*	Unless otherwise specified as ‘reported’, all revenue increases throughout this document are underlying increases after adjusting for the effects of currency translation, the acquisition of MMT in Q1 last year and the effect of one less sales day in the first half of the year. See note 3.
**	EPSA is stated before restructuring and rationalisation costs, taxation thereon and amortisation of acquisition intangibles. See note 2.

Enquiries

Investors
Peter Hooley Smith & Nephew Finance Director	On 27 October +1 (901) 399 1706 From 28 October +44 (0) 20 7401 7646

Investors / Media
Liz Hewitt Smith & Nephew Group Director Corporate Affairs	On 27 October +1 (901) 399 1985 From 28 October +44 (0) 7973 909 418

Financial Dynamics
David Yates – London	+44 (0) 20 7831 3113
Jonathan Birt – New York	+1 (212) 850 5634

Introduction

As announced in our trading update on 13 September, trading conditions this quarter have been tighter. Orthopaedics achieved 15% sales growth in the quarter, ahead of the market in all areas except knees in the US, despite tighter market conditions and the impact of Hurricane Katrina. Endoscopy has continued its momentum and generated 8% sales growth in the quarter, driven by shoulder and knee repair revenues. Advanced Wound Management revenues grew 3% as it continued to experience distributor de-stocking in the US. Encouragingly we have seen no change in the overall pricing trends of our products and the fundamental drivers of our markets remain strong.

During the quarter we announced our intention to divest BSN Medical, our joint venture with Beiersdorf AG. This is progressing well, with strong interest expressed by a large number of potential buyers, and we anticipate completing the sale in the early part of 2006.

We are also announcing today that we have received a “non-approvable” letter from the FDA in relation to the marketing of DERMAGRAFTà in the US for the treatment of venous leg ulcers, as a result of which we have taken the decision to exit from DERMAGRAFTà and related products. This is expected to benefit trading profits in 2006 by approximately £7m.

Third Quarter Results

Underlying revenue growth in the quarter was 10% relative to the third quarter last year. Translational currency added 1% to revenue growth, resulting in reported third quarter revenue increasing by 11% to £341m.

Trading profit in the quarter was £65 1/2m, a trading margin of 19%. Tax thereon amounted to £19 1/2m, an effective tax rate of 30%, and the share of after tax results of the BSN joint venture was £5m; resulting in attributable profit before restructuring and rationalisation costs, taxation thereon and amortisation of acquisition intangibles of £51m. Attributable profit after restructuring and rationalisation costs and related tax relief, and the amortisation of acquisition intangibles was £35m.

Earnings per share, before restructuring and rationalisation costs, taxation thereon and amortisation of acquisition intangibles (“EPSA”), was 5.41p (27.05p per American Depositary Share, “ADS”), a 10% increase on the third quarter last year. A reconciliation of EPSA to reported earnings per share is given in note 2 to the accounts.

Restructuring and rationalisation costs in the quarter comprise £8 1/2m for the rationalisation of manufacturing facilities at Endoscopy announced with the results for the second quarter, and £15 1/2m of asset impairment following the decision to exit from DERMAGRAFTà and related products.

Orthopaedics

Orthopaedics revenues grew by 15% relative to the third quarter last year to £168m. Revenue growth in the US was 16% and outside the US 13%.

In the US our knee products experienced competition ahead of the launch of two new OXINIUMà products; a revision knee (LEGIONà) in the fourth quarter and an anatomic knee (JOURNEYà) in 2006. Knee revenues grew 13%, 10% in the US and 18% outside the US.

Hip revenues grew by 10% both in and outside the US, ahead of the market, with the BHRà product continuing to provide momentum to revenues outside the US. The FDA Advisory Panel review during the quarter of our BHRà product recommended conditional approval to the FDA for use in the US.

Trauma revenue growth was 15%. Within the US, trauma revenues increased by 19%, ahead of the market, and continued to benefit from the establishment of a dedicated sales force and the launch of the PERI-LOCà locking compression plate system earlier this year. Outside the US, trauma growth improved to 10%.

Clinical Therapy revenues, comprising the EXOGENà ultrasound bone healing and SUPARTZà joint fluid therapy products, continued to benefit from previous sales force investment and grew 35% compared with the same quarter last year.

Endoscopy

Endoscopy revenue growth was 8% to £79m; with US growth of 5% and growth outside the US of 12%.

Knee and shoulder repair revenues continued strongly with growth of 23%, benefiting from new product introductions. Blade revenues grew 6% and visualisation and digital operating room revenues grew 2%, as did radio frequency, including spine.

Our patent dispute with ArthroCare was settled during the quarter enabling us to market again a full range of arthroscopic radiofrequency products. These, together with our new camera, pump and hip arthroscopy products, provide added momentum for growth next year.

In order to improve our competitive position and lower the overall costs of production we announced with our second quarter results the closure of one of Endoscopy’s US manufacturing facilities. A rationalisation charge of £8 1/2m has been taken in this quarter and the project is progressing on schedule.

Advanced Wound Management

Advanced Wound Management revenues grew 3%, compared to the third quarter last year, to £94m. Our leading products ALLEVYNà and ACTICOATà revenues grew by 12% and 25% respectively in the quarter. Revenues in the US declined by 6%, reflecting lower intermediate products sales and a continued contraction of distributors’ inventories. Clearer supply chain visibility leads us to believe that this inventory contraction is nearing completion but not sufficiently to completely reverse the decline in the fourth quarter. Encouragingly end user traced sales improved to 8% in the quarter. Outside the US revenue growth was 6% reflecting healthcare spending pressures holding back market growth in parts of Europe.

We recently received a ‘non-approvable’ letter from the FDA relating to our Pre Marketing Approval supplement for the use of DERMAGRAFTà for venous leg ulcers which would require further clinical work for re-submission. This work would delay approval for 18-24 months, with a consequent delay in achieving economic viability. On a global basis the lack of clear regulatory frameworks for tissue engineered products has resulted in delays that have become commercially unacceptable. After careful consideration we have now decided to exit the manufacture and sale of DERMAGRAFTà and related products. We have therefore taken a £15 1/2m asset impairment charge this quarter and will take a £25m charge in the fourth quarter to cover the cash cost of exit; both charges to be taken as restructuring costs. Revenues and trading profit of Advanced Wound Management will be largely unaffected in 2005. In 2006 we expect revenues will be adversely affected by around £14m, whereas we expect trading profits will benefit by approximately £7m from cost elimination.

Year to Date Results

Underlying revenue growth for the year to date was 11%. Reported revenue growth was 12%, after adjusting for the benefit of the acquisition of MMT in the first quarter last year offset by one less sales day in the first half of the year, and the benefit of 1% positive translational currency in the year to date.

Trading profit for the year to date was £201m, with margins 0.7% ahead of a year ago at 19.7% and interest income and finance costs net to £3m positive. Taxation thereon amounted to £60 1/2m and the share of the after tax results of the BSN joint venture was £12 1/2m, resulting in attributable profit before restructuring and rationalisation costs, taxation thereon and amortisation of acquisition intangibles of £156m. Attributable profit after restructuring and rationalisation costs, and related tax relief thereon, and the amortisation of acquisition intangibles was £137m.

EPSA was 16.63p (83.15p per ADS) for the year to date, an increase of 14% compared to the same period last year. Reported earnings per share, including discontinued operations, was 14.56p (72.80p per ADS). A reconciliation of reported earnings per share to EPSA is provided in note 2 to the accounts.

Restructuring and rationalisation costs comprise £8 1/2m for the rationalisation of manufacturing facilities at Endoscopy and £15 1/2m of asset impairment following the decision to exit from DERMAGRAFTà and related products.

Operating cash flow, defined as cash generated from operations less capital expenditure, was £74m. This is a trading profit to cash conversion ratio of 47%, before rationalisation and integration expenditure of £2m and £19m of funding of settlement payments to patients in respect of macrotextured revisions which are not being reimbursed by insurers, and compares with 47% a year ago.

Had our results been reported in US dollars translated at average rates of exchange, reported revenues and adjusted earnings per ADS would have been as follows:

	Third Quarter		Year to Date
Reported revenues	$612m	+10%	$1882m	+13%
Adjusted earnings per ADS	$0.48	+9%	$1.53	+15%

Dollar reporting

The international spread of the Group’s businesses, with approximately 50% of revenues, trading profits and operating assets in US dollars, substantially exposes the Group to currency movements relative to its sterling capital base. We have decided therefore to redenominate the functional currency of the parent company into US dollars and produce group accounts in US dollars from the beginning of 2006.

Appendix C contains a restatement of this year’s and last year’s quarterly results as if they had been consolidated in US dollars at the average exchange rates then prevailing. An extraordinary general meeting will be convened in December to redenominate the share capital of the parent company into US dollars. Future dividends will be declared in US dollars, but paid to UK residents in sterling. The Group’s shares will continue to be listed on the London Stock Exchange, priced in sterling, and on the NYSE, priced in dollars.

Outlook

For the full year we expect Orthopaedics to achieve revenue growth of around 17%, driven by sales force investment and our new product pipeline. We expect Endoscopy to achieve full year revenue growth of around 8% as new products continue to drive revenues. We expect revenue growth of around 5% for Advanced Wound Management as some of the adverse factors that have affected revenues in the US abate. Translational currency should add 1 1/2% to revenue and we expect a trading margin of 20 1/2% for the full year. As previously indicated EPSA growth for the year before restructuring and rationalisation costs is expected to be in the range of 12% - 13%.

The fundamentals for each of our businesses remain strong and we anticipate continuing growth in the orthopaedic market, particularly in the US. We view 2006 positively with continued strong revenue growth in Orthopaedics and improved revenue growth in Endoscopy. In Advanced Wound Management the exit from DERMAGRAFTà will reduce the revenue growth rate, but will contribute to an expected Group margin enhancement of around 1 1/2% for 2006. Underlying EPSA growth for 2006 is expected to be around mid-teens, before any dilution arising from the realisation of our investment in BSN Medical and the change to dollar reporting.

About us

Smith & Nephew is a global medical technology business, specialising in Orthopaedics, Endoscopy and Advanced Wound Management products. Smith & Nephew is a global leader in arthroscopy and advanced wound management and is one of the fastest growing global orthopaedics companies.

Smith & Nephew is dedicated to helping improve people’s lives. The company prides itself on the strength of its relationships with its surgeons and professional healthcare customers, with whom its name is synonymous with high standards of performance, innovation and trust. The company has over 8,500 employees and operates in 33 countries around the world generating annual sales of £1.25 billion.

Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. In particular, statements regarding expected revenue growth and operating margins discussed under “Outlook” are forward-looking statements as are discussions of our product pipeline. These statements, as well as the phrases “aim”, “plan”, “intend”, “anticipate”, “well-placed”, “believe”, “estimate”, “expect”, “target”, “consider” and similar expressions, are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors (including, but not limited to, the outcome of litigation, claims and regulatory approvals) that could cause the actual results, performance or achievements of Smith & Nephew, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew’s most recent annual report on Form 20F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Smith & Nephew as of the date hereof. All written or oral forward-looking statements attributable to Smith & Nephew or any person acting on behalf of Smith & Nephew are expressly qualified in their entirety by the foregoing. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement contained herein to reflect any change in Smith & Nephew’s expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

à	Trademark of Smith & Nephew. Certain names registered at the US Patent and Trademark Office.

SMITH & NEPHEW plc

2005 QUARTER THREE RESULTS

Unaudited Group Income Statement

for the 3 months and 9 months to 1 October 2005

3 Months 2004 A £m	3 Months 2005 £m		Notes	9 Months 2005 £m	9 Months 2004 A £m
307.1	341.2	Revenue	3	1,022.3	916.3
(81.1)	(89.4)	Cost of goods sold		(262.8)	(246.4)
(150.1)	(171.1)	Selling, general and administrative expenses		(511.1)	(446.1)
(16.8)	(15.3)	Research and development expenses		(47.4)	(49.4)

59.1	65.4	Trading profit	3	201.0	174.4
—	(23.8)	Restructuring and rationalisation costs	5	(23.8)	—
(1.5)	(1.4)	Amortisation of acquisition intangibles	6	(4.6)	(3.1)

57.6	40.2	Profit before tax, financing & share of results of the joint venture		172.6	171.3
5.1	6.0	Interest receivable		13.9	15.0
(4.8)	(4.4)	Interest payable		(9.8)	(12.5)
(0.4)	(1.5)	Other finance costs		(1.0)	(1.3)

57.5	40.3	Profit before tax and share of results of the joint venture		175.7	172.5
(16.8)	(10.4)	Taxation	7	(51.7)	(50.4)

40.7	29.9	Profit before share of results of the joint venture		124.0	122.1
3.9	4.8	Discontinued operations - Share of results of the joint venture	8	12.6	11.4

44.6	34.7	Attributable profit		136.6	133.5

		Earnings per share	2
		Including discontinued operations:
4.76p	3.68p	Basic		14.56p	14.28p
4.73p	3.68p	Diluted		14.47p	14.19p

		Excluding discontinued operations:
4.34p	3.18p	Basic		13.22p	13.06p
4.32p	3.17p	Diluted		13.14p	12.98p

A As restated for the effect of the transition to International Financial Reporting Standards (“IFRS”) – see Note 1.

Unaudited Group Statement of Recognised Income & Expense for the 3 months and 9 months to 1 October 2005

3 Months 2004 A £m	3 Months 2005 £m			9 Months 2005 £m	9 Months 2004 A £m
44.6	34.7	Attributable profit		136.6	133.5

(0.1)	2.5	Translation differences on foreign currency net investments		4.9	(0.3)
—	(1.8)	Gains/(losses) on cash flow hedges		8.2	—
—	20.2	Actuarial (losses)/gains on defined benefit plans		(1.4)	—
—	(6.5)	Taxation on items taken directly to equity		0.7	—

(0.1)	14.4	Net income/(expense) recognised directly in equity		12.4	(0.3)
—	—	Restatement for the effects of IAS 32 and 39 B		(5.5)	—

44.5	49.1	Total recognised income and expense		143.5	133.2

B	As detailed in Note 1, on 1 January 2005 the balance sheet was restated for the effects of IAS 32 and 39.

SMITH & NEPHEW plc

2005 QUARTER THREE RESULTS continued

Unaudited Group Balance Sheet as at 1 October 2005

31 Dec 2004 A, B £m		Notes	1 October 2005 £m	2 October 2004 A £m
	ASSETS
	Non-current assets
290.3	Property, plant and equipment		327.4	285.8
375.3	Intangible assets		380.6	383.5
4.9	Investments		5.7	5.3
120.7	Available for sale - investment in joint venture		128.6	124.8
25.6	Non-current receivables		0.7	15.9
67.6	Deferred tax assets		77.9	59.2

884.4			920.9	874.5

	Current assets
284.9	Inventories		357.5	291.6
320.2	Trade and other receivables		337.0	306.8
32.6	Cash and bank		67.8	39.3

637.7			762.3	637.7

1,522.1	TOTAL ASSETS		1,683.2	1,512.2

	EQUITY AND LIABILITIES
	Equity attributable to equity holders of the parent
114.5	Called up equity share capital		114.8	114.4
159.6	Share premium account		165.6	157.1
(4.2)	Own shares		(1.7)	(2.5)
1.4	Other reserves		7.3	1.0
430.7	Retained earnings		521.8	434.5

702.0	Total equity	10	807.8	704.5

	Non-current liabilities
152.6	Long-term borrowings		105.3	186.6
146.8	Retirement benefit obligation		144.6	136.9
15.8	Other payables due after one year		3.7	23.3
31.8	Provisions – due after one year		28.1	—
40.9	Deferred tax liabilities		32.1	74.6

387.9			313.8	421.4

	Current liabilities
244.2	Trade and other payables		278.5	243.3
32.3	Bank overdrafts and loans due within one year		117.7	39.1
49.9	Provisions – due within one year		37.9	15.9
105.8	Current tax payable		127.5	88.0

432.2			561.6	386.3

820.1	Total liabilities		875.4	807.7

1,522.1	TOTAL EQUITY AND LIABILITIES		1,683.2	1,512.2

A	As restated for the effect of the transition to IFRS.
B	Before adjustment for the effects of IAS 32 and 39.
C	Net currency swap assets of £1.4 million (2004 - £16.0 million) are included in the balance sheet as follows: nil (2004 - £14.7 million) in non-current receivables, £13.7 million (2004 - £15.0 million) in trade and other receivables, nil (2004 - £8.4 million) in other payables due after one year and £12.3 million (2004 - £5.3 million) in trade and other payables.

SMITH & NEPHEW plc

2005 QUARTER THREE RESULTS continued

Unaudited Condensed Group Cash Flow Statement

for the 3 months and 9 months to 1 October 2005

3 Months 2004 A £m	3 Months 2005 £m		9 Months 2005 £m	9 Months 2004 A £m
		Net cash inflow from operating activities
57.6	40.2	Profit before tax, financing & share of results of the joint venture	172.6	171.3
16.7	38.0	Depreciation, amortisation and impairment	76.8	46.5
1.7	1.9	Share based payment expense	5.9	4.6
(16.9)	(20.1)	Movement in working capital and provisions D	(97.7)	(74.5)

59.1	60.0	Cash generated from operations	157.6	147.9
0.3	1.6	Net interest received	4.1	2.5
(9.2)	(10.7)	Income taxes paid	(43.0)	(24.9)

50.2	50.9	Net cash inflow from operating activities	118.7	125.5

		Cash flows from investing activities
(0.9)	(0.7)	Acquisitions	(9.8)	(29.3)
—	—	Cash acquired on acquisition	—	1.8
—	0.5	Dividends received from the joint ventureF	6.2	5.9
(24.1)	(24.5)	Capital expenditure	(83.2)	(67.9)

(25.0)	(24.7)	Net cash used in investing activities	(86.8)	(89.5)

25.2	26.2	Cash flow before financing activities	31.9	36.0

		Cash flows from financing activities
1.2	1.6	Proceeds from issue of ordinary share capital	6.3	5.4
—	—	Own shares purchased	—	(2.4)
—	—	Equity dividends paid	(30.0)	(28.9)
(29.6)	(11.5)	Decrease in borrowings and finance leases	(4.3)	(31.3)
7.9	(5.0)	Settlement of net currency swaps	(2.3)	31.3

(20.5)	(14.9)	Net cash used in financing activities	(30.3)	(25.9)

4.7	11.3	Net increase in cash and cash equivalents	1.6	10.1
19.1	12.1	Cash and cash equivalents at beginning of period	22.3	14.4
0.6	0.2	Exchange adjustments	(0.3)	(0.1)

24.4	23.6	Cash and cash equivalents at end of period E	23.6	24.4

A	As restated for the effect of the transition to IFRS.
D	After £18.6 million (2004 – nil) unreimbursed by insurers relating to macrotextured knee revisions and £2.0 million (2004 - £2.0 million) of outgoings on rationalisation and acquisition integration costs in the 9 months.
E	Cash and cash equivalents at the end of the period are net of overdrafts of £44.2 million (2004 - £14.9 million).
F	Discontinued operations accounted for £6.2 million (2004 - £5.9 million) of net cash flow from investing activities.

SMITH & NEPHEW plc

2005 QUARTER THREE RESULTS continued

NOTES

1.	Smith & Nephew plc has previously prepared its primary financial statements under UK generally accepted accounting principles (“UK GAAP”). From 2005 the Group is required to prepare its consolidated financial statements in accordance with IFRS as adopted by the European Union (“EU”). For the purposes of this document the term IFRS includes International Accounting Standards (“IAS”).

The results for Quarter 3 2005 represent the third interim financial statements the Group has prepared in accordance with its accounting policies under IFRS. The first annual report under IFRS will be for the year ended 31 December 2005. A description of how the Group’s reported performance and financial position are affected by this change, including reconciliations from UK GAAP to IFRS for prior year results and the revised summary of significant accounting policies under IFRS, is published under Report and Results in the Investors section of the corporate website at www.smith-nephew.com/ investors/reports_results.html. If required, printed copies are available from the Company Secretary.

The Group is required to apply all relevant standards in force at the first reporting date: for the Group this is at 31 December 2005. As a consequence, these results have been prepared on the basis that all IFRSs and International Financial Reporting Interpretation Committee (“IFRIC”) interpretations, in particular the recently amended versions of IAS 19, Employee Benefits and IAS 39, Financial Instruments: Recognition and Measurement, will be adopted by the European Commission. The failure of the European Commission to adopt these amended standards in time for full year financial reporting in 2005, the issue of further interpretations by IFRIC in advance of the reporting date, or the development of other accepted practice, could result in the need to change the basis of accounting or presentation of certain financial information from that presented in this document.

As permitted under IFRS 1, First Time Adoption of International Financial Reporting Standards, management has elected not to restate comparative information for the Financial Instrument standards IAS 32 and IAS 39. A restatement of the opening balance sheet at 1 January 2005 to present the Group’s 2005 opening position under IAS 32 and 39 was included within the interim financial statements for Quarter 1 2005.

Appendix A reconciles attributable profit for the three months and nine months to 2 October 2004, as previously reported under UK GAAP to IFRS. Appendix B reconciles the balance sheet and equity, for the 9 months to 2 October 2004, as previously reported under UK GAAP to IFRS.

The financial information contained in this document does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. The auditors have issued an unqualified opinion on the Group’s statutory financial statements under UK GAAP for the year ended 31 December 2004, which have been filed with the Registrar of Companies.

2.	In order to provide a trend measure of underlying performance, attributable profit is adjusted to exclude items which management consider will distort comparability, either due to their significant non-recurring nature or as a result of specific accounting treatments. Adjusted earnings per share (“EPSA”) has been calculated by dividing adjusted attributable profit by the weighted (basic) average number of ordinary shares in issue of 938 million (2004 – 935 million). The diluted weighted average number of ordinary shares in issue is 944 million (2004 – 941 million).

3 Months 2004 £m	3 Months 2005 £m		9 Months 2005 £m	9 Months 2004 £m
44.6	34.7	Attributable profit	136.6	133.5
		Adjustments:
1.5	1.4	Amortisation of acquisition intangibles	4.6	3.1
—	23.8	Restructuring and rationalisation costs	23.8	—
—	(9.0)	Taxation on restructuring and rationalisation costs	(9.0)	—

46.1	50.9	Adjusted attributable profit	156.0	136.6

4.93p	5.41p	Adjusted basic earnings per share	16.63p	14.61p
4.89p	5.40p	Adjusted diluted earnings per share	16.53p	14.52p

SMITH & NEPHEW plc

2005 QUARTER THREE RESULTS continued

NOTES

3.	Segmental performance to 1 October 2005 was as follows:

3 Months 2004 £m	3 Months 2005 £m		9 Months 2005 £m	9 Months 2004 £m	Underlying growth in revenue %
					3 Months	9 Months
		Revenue by business segment
144.5	168.1	Orthopaedics	507.8	431.8	15	17
72.0	78.8	Endoscopy	240.1	222.1	8	8
90.6	94.3	Advanced Wound Management	274.4	262.4	3	4

307.1	341.2		1,022.3	916.3	10	11

		Trading Profit by business segment
32.1	37.0	Orthopaedics	118.4	97.9
13.0	14.2	Endoscopy	46.5	41.4
14.0	14.2	Advanced Wound Management	36.1	35.1

59.1	65.4		201.0	174.4

		Revenue by geographic market
97.5	103.4	Europe G	324.4	301.1	6	6
151.4	168.0	United States	499.7	448.2	10	13
58.2	69.8	Africa, Asia, Australasia, other America	198.2	167.0	14	15

307.1	341.2		1,022.3	916.3	10	11

G	Includes United Kingdom 9 months revenue of £96.8 million (2004 - £94.8 million) and 3 months revenue of £32.4 million (2004 - £32.9 million).

Underlying revenue growth is calculated by eliminating the effects of translational currency, acquisitions and different numbers of sales days. Reported growth reconciles to underlying growth as follows:

	Reported growth in revenue %	Foreign currency translation effect %	Acquisitions effect %	Sales days effect %	Underlying growth in revenue %
9 Months
Orthopaedics	18	( 1/2)	(1)	1/2	17
Endoscopy	8	( 1/2)	—	1/2	8
Advanced Wound Management	5	(1 1/2)	—	1/2	4

	12	(1)	( 1/2)	1/2	11

3 Months
Orthopaedics	16	(1)	—	—	15
Endoscopy	9	(1)	—	—	8
Advanced Wound Management	4	(1)	—	—	3

	11	(1)	—	—	10

4.	The cumulative number of revisions of the macrotextured knee product was 923 on 1 October 2005 compared with 882 at the end of Quarter Two 2005. This represents 31% of the total implanted. Settlements with patients have been achieved in respect of 685 revisions. Costs of £37.6 million are in dispute with insurers and are provided for in full. £49.3 million of provision remains to cover future settlement costs.

At 20 October 2005 the cumulative number of revisions was 928.

SMITH & NEPHEW plc

2005 QUARTER THREE RESULTS continued

NOTES

5.	Restructuring and rationalisation costs comprise an impairment charge against Advanced Wound Management of £15.4 million relating to the decision to exit DERMAGRAFTà and related products and £8.4 million for the rationalisation of Endoscopy manufacturing facilities.

6.	Amortisation of acquisition intangibles for the nine months of £4.6 million (2004 - £3.1 million) was incurred as follows: Orthopaedics £4.1 million (2004 - £2.4 million) and Endoscopy £0.5 million (2004 - £0.7 million).

7.	Taxation of £60.7 million (2004 - £50.4 million) for the nine months on the profit before restructuring and rationalisation costs, amortisation of acquisition intangibles and the share of results of the joint venture is at the full year estimated effective rate of 30% (2004 – 29%). A taxation benefit of £9.0 million arises on the restructuring and rationalisation costs. Of the £51.7 million (2004 - £50.4 million) taxation charge £37.1 million (2004 - £40.4 million) relates to overseas taxation.

8.	In August 2005 the Group announced its intention to divest of its joint venture. The share of results of the joint venture is after interest payable of £1.1 million (2004 - £1.0 million) and taxation of £6.3 million (2004 - £5.1 million). The Group’s share of revenue of the joint venture for the nine months is £127.4 million (2004 – £124.0 million). The Group’s discontinued operations earnings per share for the nine months is: basic 1.34p (2004 – 1.22p) and diluted 1.33p (2004 – 1.21p).

9.	An interim dividend of 2.1 pence per ordinary share (2004 – 1.9 pence per ordinary share) was approved by the Board on 4 August 2005. This is payable on 11 November 2005 to shareholders whose names appear on the register at the close of business on 21 October 2005. Shareholders may participate in the dividend re-investment plan.

10.	The movement in total equity for the 9 months to 1 October 2005 was as follows:

	2005 £m	2004 £m
Opening equity as at 1 January	702.0	610.4
Restatement for the effects of IAS 32 and 39	(5.5)	—

Restated opening equity as at 1 January	696.5	610.4
Attributable profit for the period	136.6	133.5
Equity dividends paid or accrued	(49.7)	(46.7)
Exchange adjustments	4.9	(0.3)
Gains on cash flow hedges (net of taxation)	7.8	—
Actuarial losses on defined benefit plans (net of taxation)	(0.5)	—
Share based payment recognised in the income statement	5.9	4.6
Issue of ordinary share capital	6.3	5.4
Own shares purchased	—	(2.4)

Closing equity	807.8	704.5

11.	Net debt as at 1 October 2005 comprises:

	2005 £m	2004 £m
Cash and bank	67.8	39.3
Long-term borrowings	(105.3)	(186.6)
Bank overdrafts and loans due within one year	(117.7)	(39.1)
Net currency swap assets	1.4	16.0

	(153.8)	(170.4)

The movements in the 9 months were as follows:
Opening net debt as at 1 January	(120.7)	(136.7)
Cash flow before financing activities	31.9	36.0
Loan notes issued on acquisition	—	(50.3)
Proceeds from issue of ordinary share capital	6.3	5.4
Own shares purchased	—	(2.4)
Equity dividends paid	(30.0)	(28.9)
Exchange adjustments	(41.3)	6.5

Closing net debt	(153.8)	(170.4)

INDEPENDENT REVIEW REPORT TO SMITH & NEPHEW plc

Introduction

We have been instructed by the company to review the financial information for the three months and nine months ended 1 October 2005 which comprises Group Income Statement, Group Statement of Recognised Income and Expense, Group Balance Sheet, Condensed Group Cash Flow Statement and the related notes 1 to 11. We have read the other information contained in the interim report for quarter three and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with guidance contained in Bulletin 1999/4 ‘Review of interim financial information’ issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our work, for this report, or for the conclusions we have formed.

Directors’ Responsibilities

The interim report for quarter three, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report for quarter three in accordance with the Listing Rules of the Financial Services Authority.

As disclosed in Note 1, the next annual accounts of the Group will be prepared in accordance with those International Financial Reporting Standards (“IFRS”) adopted for use by the European Union.

The accounting policies are consistent with those that the directors intend to use in the next annual accounts. There is, however, a possibility that the directors may determine that some changes to these policies are necessary when preparing the full annual accounts for the first time in accordance with those IFRSs adopted for use by the European Union. This is principally because, as disclosed in Note 1, the directors have anticipated that the revised versions of IAS 39, Financial Instruments: Recognition and Measurement and IAS 19, Employee Benefits which have yet to be formally adopted for use in the European Union, will be so adopted in time to be applicable to the next annual accounts.

Review Work Performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 ‘Review of interim financial information’ issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon assessing whether the accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review Conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the three months and nine months ended 1 October 2005.

Ernst & Young LLP

London

26 October 2005

SMITH & NEPHEW plc

2005 QUARTER THREE RESULTS

APPENDIX A - Reconciliation of Attributable Profit for the 3 months and 9 months to 2 October 2004

	As reported under UK GAAP H	Joint Venture presentation change I	Accounting policy changes under IFRS J	Restated IFRS
9 Months	£m	£m	£m	£m
Revenue	916.3	—	—	916.3
Cost of goods sold	(246.4)	—	—	(246.4)
Selling, general and administrative expenses	(445.0)	—	(1.1)	(446.1)
Research and development expenses	(49.4)	—	—	(49.4)

Trading profit (i)	175.5	—	(1.1)	174.4
Amortisation of acquisition intangibles (ii)	(15.3)	—	12.2	(3.1)

Profit before tax, financing and share of results of the joint venture	160.2	—	11.1	171.3
Interest receivable	15.0	—	—	15.0
Interest payable (iii)	(13.0)	1.0	(0.5)	(12.5)
Other finance costs (iv)	—	—	(1.3)	(1.3)

Profit before tax and share of results of the joint venture	162.2	1.0	9.3	172.5
Taxation (v)	(56.5)	5.1	1.0	(50.4)

Profit before share of results of the joint venture	105.7	6.1	10.3	122.1
Share of results of the joint venture	17.5	(6.1)	—	11.4

Attributable profit	123.2	—	10.3	133.5

3 Months
Revenue	307.1	—	—	307.1
Cost of goods sold	(81.1)	—	—	(81.1)
Selling, general and administrative expenses	(149.7)	—	(0.4)	(150.1)
Research and development expenses	(16.8)	—	—	(16.8)

Trading profit (i)	59.5	—	(0.4)	59.1
Amortisation of acquisition intangibles (ii)	(5.5)	—	4.0	(1.5)

Profit before tax, financing and share of results of the joint venture	54.0	—	3.6	57.6
Interest receivable	5.1	—	—	5.1
Interest payable (iii)	(5.0)	0.4	(0.2)	(4.8)
Other finance costs (iv)	—	—	(0.4)	(0.4)

Profit before tax and share of results of the joint venture	54.1	0.4	3.0	57.5
Taxation (v)	(19.0)	1.9	0.3	(16.8)

Profit before share of results of the joint venture	35.1	2.3	3.3	40.7
Share of results of the joint venture	6.2	(2.3)	—	3.9

Attributable profit	41.3	—	3.3	44.6

H	The order and description of items presented as “reported under UK GAAP” have been amended to enable a direct comparison with IFRS presentation.
I	Under IFRS the Group’s share of the after tax results of the joint venture is included as a single line item after the Group’s post tax results.
J	The accounting policy changes are as follows: (i) the trading profit reduction in the nine months relates to share based payment costs of £3.2 million (£1.0 million in the three months) and other costs of £0.5 million (£0.3 million in the three months) partially offset by £2.6 million (£0.9 million in the three months) benefits on pension current service costs; (ii) there is no goodwill amortisation; (iii) interest payable is increased due to reclassification of a lease; (iv) finance costs represent pension financing; and (v) certain of these adjustments have a consequential deferred tax effect.

SMITH & NEPHEW plc

2005 QUARTER THREE RESULTS

APPENDIX B – Reconciliation of Balance Sheet and Equity as at 2 October 2004

	As reported under UK GAAP H £m	Goodwill and acquisition accounting £m	Deferred tax £m	Post retirement benefits £m	Other K £m	Restated IFRS £m

ASSETS
Non-current assets
Property, plant and equipment	277.8	—	—	—	8.0	285.8
Intangible assets	343.3	40.2	—	—	—	383.5
Investments	5.3	—	—	—	—	5.3
Investment in joint venture	125.2	—	—	(0.4)	—	124.8
Non-current receivables	23.0	—	—	(7.1)	—	15.9
Deferred tax assets	4.4	—	11.4	43.4	—	59.2

	779.0	40.2	11.4	35.9	8.0	874.5

Current assets
Inventories	291.6	—	—	—	—	291.6
Trade and other receivables	306.8	—	—	—	—	306.8
Cash and bank	39.3	—	—	—	—	39.3

	637.7	—	—	—	—	637.7

TOTAL ASSETS	1,416.7	40.2	11.4	35.9	8.0	1,512.2

EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent
Called up equity share capital	114.4	—	—	—	—	114.4
Share premium account	157.1	—	—	—	—	157.1
Own shares	(2.5)	—	—	—	—	(2.5)
Other reserves	5.6	(1.2)	(8.0)	4.4	0.2	1.0
Retained earnings	477.8	31.1	23.4	(90.5)	(7.3)	434.5

Total equity	752.4	29.9	15.4	(86.1)	(7.1)	704.5

Non-current liabilities
Long-term borrowings	178.0	—	—	—	8.6	186.6
Retirement benefit obligation	9.5	—	—	127.4	—	136.9
Other payables due after one year	23.3	—	—	—	—	23.3
Provisions – due after one year	—	—	—	—	—	—
Deferred tax liabilities	69.7	10.3	(4.0)	(1.4)	—	74.6

	280.5	10.3	(4.0)	126.0	8.6	421.4

Current liabilities
Trade and other payables	241.0	—	—	(4.0)	6.3	243.3
Bank overdrafts and loans due within one year	38.9	—	—	—	0.2	39.1
Provisions – due within one year	15.9	—	—	—	—	15.9
Current tax payable	88.0	—	—	—	—	88.0

	383.8	—	—	(4.0)	6.5	386.3

Total liabilities	664.3	10.3	(4.0)	122.0	15.1	807.7

TOTAL EQUITY AND LIABILITIES	1,416.7	40.2	11.4	35.9	8.0	1,512.2

H	The order and description of items presented as “reported under UK GAAP” have been amended to enable a direct comparison with IFRS presentation.
K	Other adjustments includes the reclassification into long-term borrowings of a lease of £8.6 million and the inclusion of an accrual for vacation pay of £6.3 million.

SMITH & NEPHEW plc

2005 QUARTER THREE RESULTS

APPENDIX C – Unaudited Restatement to US$

Income Statement

	2004								2005
	Q1 $m		Q2 $m		Q3 $m		Q4 $m	Year $m	Q1 $m		Q2 $m		Q3 $m	9 mths $m

Revenue:
Orthopaedics	262		264		261		298	1,085	313		320		302	935
Endoscopy	138		137		130		157	562	151		150		141	442
Wound Management	156		158		164		176	654	164		172		169	505

	556		559		555		631	2,301	628		642		612	1,882

Trading profit:
Orthopaedics	60		61		58		75	254	75		77		66	218
Endoscopy	26		26		24		38	114	30		30		25	85
Wound Management	17		21		25		29	92	19		22		26	67

	103		108		107		142	460	124		129		117	370

Restructuring & rationalisation costs	—		—		—		—	—	—		—		(44)	(44)
Macrotextured claim	—		—		—		(154)	(154)	—		—		—	—
Amortisation of acquisition intangibles	(1)		(2)		(3)		(2)	(8)	(3)		(3)		(2)	(8)
Net interest and finance costs	2		1		—		1	4	3		2		—	5

Profit before tax and share of results of the joint venture	104		107		104		(13)	302	124		128		71	323
Taxation	(31)		(31)		(30)		12	(80)	(38)		(39)		(18)	(95)
Discontinued operations - Share of results of the joint venture	6		7		7		8	28	7		8		9	24

Attributable profit	79		83		81		7	250	93		97		62	252

Basic earnings per share	8.5	¢	8.9	¢	8.6	¢	0.7 ¢	26.7 ¢	9.9	¢	10.4	¢	6.6 ¢	26.9 ¢

Adjusted earnings per share

In order to provide a trend measure of underlying performance, attributable profit is adjusted to exclude items which management consider will distort comparability, either due to their significant non-recurring nature or as a result of specific accounting treatments. Adjusted earnings per share (“EPSA”) has been calculated by dividing adjusted attributable profit by the weighted (basic) average of ordinary shares.

	2004								2005
	Q1 $m		Q2 $m		Q3 $m		Q4 $m	Year $m	Q1 $m		Q2 $m		Q3 $m	9 mths $m

Attributable profit	79		83		81		7	250	93		97		62	252
Adjustments:
Amortisation of acquisition intangibles	1		2		3		2	8	3		3		2	8
Macrotextured claim	—		—		—		154	154	—		—		—	—
Restructuring & rationalisation costs	—		—		—		—	—	—		—		44	44
Tax on excluded items	—		—		—		(54)	(54)	—		—		(17)	(17)

Adjusted attributable profit	80		85		84		109	358	96		100		91	287

Adjusted basic earnings per share	8.6	¢	9.1	¢	8.9	¢	11.7 ¢	38.3 ¢	10.2	¢	10.7	¢	9.7 ¢	30.6 ¢

Average Rate
£ to $	1.84		1.82		1.81		1.90	1.84	1.90		1.83		1.80	1.84
€ to $	1.24		1.21		1.22		1.33	1.25	1.30		1.24		1.23	1.26